[redacted]

09058983

SEC Mail Processing Section

MAR 02 2009

Washington, DC 104

ABK 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

S E COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-22522 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SD 3/2

# OATH OR AFFIRMATION

I, Thomas K. Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC

Consolidated Statement of Financial Condition

December 31, 2008

## Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

# Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Cowen and Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cowen and Company, LLC ("the Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

# Cowen and Company, LLC

## Consolidated Statement of Financial Condition

December 31, 2008

*(In Thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 94,504 |
| Restricted cash pursuant to escrow agreement | | 13,034 |
| Securities owned, at fair value | | 8,632 |
| Receivable from brokers, dealers and clearing brokers | | 17,918 |
| Corporate finance and syndicate receivables, net | | 3,101 |
| Due from related parties | | 1,307 |
| Exchange memberships, at cost (fair value $221) | | 380 |
| Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $10,451) | | 8,959 |
| Taxes receivable | | 2,457 |
| Deferred tax assets, net | | 2,145 |
| Other assets | | 17,636 |
| Total assets | $ | 170,073 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Employee compensation and benefits payable | $ | 29,670 |
| Securities sold, not yet purchased, at fair value | | 4,141 |
| Payable to brokers, dealers and clearing brokers | | 214 |
| Legal reserves and legal expenses payable | | 7,692 |
| Accounts payable, accrued expenses and other liabilities | | 16,727 |
| Total liabilities | | 58,444 |
| Member's equity | | 111,629 |
| Total liabilities and member's equity | $ | 170,073 |

*The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.*

**1. Organization**

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly-owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, and media & communications.

CGI was incorporated in Delaware on February 15, 2006 with the issuance of 100 shares of common stock with a par value of $0.01. CGI completed an initial public offering ("IPO") of its common stock on July 12, 2006. Prior to July 12, 2006, CGI was a wholly-owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), which in turn was a wholly-owned subsidiary of Société Générale ("SG").

Concurrent with CGI's IPO, the Board of Directors of CGI approved a return of capital distribution to SGASH which left CGI with initial stockholders' equity of $207.0 million at July 12, 2006. In connection with the IPO, the Company distributed cash of $180.3 million to SGASH pursuant to this authorization. Under the terms of the Separation Agreement, the amount of this distribution is subject to adjustment based on final review of the Company's separation from SG. At December 31, 2007, the Company had accrued $2.1 million as a capital distribution to SG related to this final review. On July 1, 2008, the Company made a final payment of $2.1 million to SG.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

In 2007, the Company funded an open-ended investment company ("OEIC") with $6.0 million. The OEIC, Cowen Funds, p.l.c. ("Cowen Funds"), was incorporated with limited liability in Ireland and established as an undertaking for collective investment in transferable securities ("UCITS"). A UCITS is a public limited company that manages funds among countries within the European Union. The funds can be marketed within all countries that are a part of the European Union, as long as the fund and fund managers are registered within the domestic country. Cowen Funds is an umbrella fund with segregated liability between sub-funds. Cowen Funds has been consolidated into the financial statements of the Company because the Company has a controlling financial interest in Cowen Funds.

## 2. Summary of Significant Accounting Policies

### Cash Equivalents

The Company considers cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase. At December 31, 2008, cash equivalents included $94.0 million of money market funds.

### Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

### Securities Transactions

Proprietary securities transactions, commission income and related brokerage and clearing expenses are recorded on a trade date basis.

### Valuation of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and derivative financial instruments including options and warrant positions are stated at fair value. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157") as it relates to financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

**2. Summary of Significant Accounting Policies (continued)**

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, primarily for warrants, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 10, "Fair Value Measurements" for further discussion.

**Investment Banking Revenues**

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of shares from the issuer, and (iii) the Company has been informed of the number of shares that it has been allotted.

As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Private placement fees which include warrants received in certain transactions, strategic advisory fees and financial advisory fees, are recorded when the services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

## 2. Summary of Significant Accounting Policies (continued)

### Commissions

Commission revenue includes fees from executing client transactions in listed securities. These fees are recognized on a trade date basis. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. Commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis. Included in commissions are fees paid to the Company for providing equity research. These fees are recognized as revenue when they are earned.

### Principal Transactions

Principal transactions revenue includes net trading gains and losses from the Company's market-making activities from the commitment of capital to facilitate customer trades for listed stocks and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares without previously identifying the other side of the trade at execution, which subjects the Company to market risk. These positions are typically held for a very short duration. The Company's securities and derivative financial instruments are recorded at fair value.

### Corporate Finance and Syndicate Receivables, net

Corporate finance and syndicate receivables, net, include receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

### Goodwill

Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized; instead these assets are evaluated at least annually for impairment.

**2. Summary of Significant Accounting Policies (continued)**

The Company monitors goodwill annually or more frequently if events or circumstances indicate a possible impairment. A two-step test is used to determine whether goodwill is impaired. The first step is to compare the carrying value of the Company with the fair value of the Company. If the carrying value of the Company exceeds the fair value of the Company, the second step is applied. The second step is to compare the carrying amount of the goodwill with the implied fair value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, goodwill impairment is recognized. Fair value is based on considerations of projected cash flows, revenue multiples of comparable exchange listed corporations, and the stock trading price of CGI.

Goodwill impairment tests are subject to significant judgment in determining the estimation of future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and any resulting impairment of goodwill (see Note 5).

**Exchange Memberships**

Exchange memberships representing both ownership interest and the right to conduct business on the exchange are accounted for at cost. The Company evaluates exchange memberships for other-than-temporary impairment annually or more frequently if events or circumstances indicate a possible impairment.

**Furniture, Fixtures, Equipment, and Leasehold Improvements**

Furniture, fixtures, equipment and computer software and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease which can range from two to eight years. Depreciation on computer software is provided on the straight-line method over the estimated useful lives of the assets which range from four to five years.

## 2. Summary of Significant Accounting Policies (continued)

### Foreign Currency

The Company consolidates certain foreign affiliates that have designated a foreign currency as their functional currency. For entities that have designated a foreign currency as their functional currency, assets and liabilities are translated into U.S. dollars based on current rates, which are the rates prevailing at each statement of financial condition date, and revenues and expenses are translated at historical rates, which are the average rates for the relevant periods. The resulting translation gains and losses, and the tax effects of such gains and losses, are recorded in other comprehensive loss, a separate component of Member's equity on the Consolidated Statement of Financial Condition.

### Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its Member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carry forwards will not be realized.

The Company follows the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.* 109 ("FIN 48"). FIN 48 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

### Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and Cowen Funds and any other entities in which the Company has a controlling financial interest. All intercompany accounts and transactions have been eliminated in consolidation. The Company determines whether it has a controlling financial interest by first evaluating whether the entity is a voting interest entity, or a variable interest entity ("VIE").

**2. Summary of Significant Accounting Policies (continued)**

Voting interest entities are those in which the total equity investment at risk is sufficient to enable the entity to finance its activities independently. Voting interest entities provide equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* ("ARB 51"). ARB 51 provides that ownership of a majority voting interest is a condition for a controlling financial interest in an entity.

According to Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), VIEs lack one or more of the characteristics of a voting interest entity as described above. FIN 46R provides that a controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over that entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent. The equity method may also apply to non-controlling ownership interests in general partnerships, or ownership interests in limited partnerships of more than 3 to 5 percent.

In addition to the situations described above, the Company evaluates partnerships, limited liability companies and similar entities that are not VIEs according to the provisions of EITF 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). The Company consolidates any such entities over which the Company, as general partner or managing member, has the presumption of control according to EITF 04-5.

## 2. Summary of Significant Accounting Policies (continued)

### Share-Based Compensation

Share-based awards related to the Company's equity grants under CGI's equity and incentive compensation plans are accounted for according to the provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"). The Company records its allocated share of share-based compensation cost from CGI as an expense with a corresponding credit to Member's equity. See Note 7, "401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation" for a description of these awards.

### Accounting Developments

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosure requirements for derivative instruments and hedging activities, including a description of how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 is not expected to have a material impact on the Company's consolidated statement of financial condition.

## 3. Transactions with Related Parties

Related party balances at December 31, 2008 and revenues and expenses for the year then ended are included in the accompanying consolidated financial statements under the following captions:

| | *(In Thousands)* |
|---|---|
| **Assets** | |
| Due from related parties | $ 1,307 |
| **Liabilities** | |
| Account payable, accrued expenses and other liabilities | $ 781 |

During 2008, the Company distributed cash dividends of $27.2 million to CGI.

**4. Exchange Memberships**

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. No other-than-temporary impairment in value of the Company's exchange memberships occurred in 2008. The fair value of the exchange memberships was approximately $0.2 million on December 31, 2008. On August 28, 2008, there was a sale of the Boston Stock Exchange to NASDAQ OMX and MX US 2. The Company received 8,138 shares of NYSE Euronext common stock due to the acquisition of the American Stock Exchange by NYSE Euronext on October 1, 2008.

**5. Goodwill**

All of the Company's December 31, 2007 goodwill balance resulted from the 1998 acquisition of the former Cowen private partnership by SG. In accordance with the provisions of SFAS 142, the Company tests goodwill for impairment on an annual basis, or at an interim period if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company last performed its annual test of goodwill for impairment for the period ended December 31, 2007. The financial market turmoil and the resulting negative impact on valuations for most financial institutions during 2008 caused the Company to perform an interim test of goodwill during the year ended December 31, 2008. The test encompasses a two-step process. The first step requires the Company to identify potential impairment by comparing its fair value to its book value. The fair value of the Company was based on (i) consideration of the trading price of CGI's common shares, (ii) trading multiples in comparable exchange listed corporations, and (iii) projected cash flows. The results of the Company's Step 1 test indicated that the second step was required. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of the reporting unit over the fair values assigned to its assets and liabilities. Based on this interim test, the Company concluded that goodwill was fully impaired. As such, the Company recorded a $50.0 million charge to fully impair the goodwill of the Company during the year ended December 31, 2008.

## 5. Goodwill (continued)

The following table presents the changes in the Company's goodwill balance for the year ended December 31, 2008:

| | *(In Thousands)* |
|---|---|
| Beginning balance | $ 50,000 |
| Impairment loss | (50,000) |
| Ending balance | $ – |

## 6. Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements consist of the following at December 31, 2008:

| | *(In Thousands)* |
|---|---|
| Leasehold improvements | $ 9,142 |
| Computer software | 6,200 |
| Furniture and fixtures | 2,325 |
| Equipment | 1,743 |
| Total cost | 19,410 |
| Less accumulated depreciation and amortization | (10,451) |
| Total cost, net of accumulated depreciation and amortization | $ 8,959 |

## 7. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation

### 401(k) Savings Plan

The Company sponsors a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides discretionary contributions for certain employees that are equal to a specified percentage of the eligible participant's compensation.

## 7. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation (continued)

### Forgivable Loans

A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment, and then amortized to compensation expense on a straight-line basis over the vesting period. The vesting period on forgivable loans is generally one to three years. As of December 31, 2008, the unamortized balance of forgivable loans was $11.0 million and is included in other assets on the Consolidated Statement of Financial Condition.

### Deferred Compensation

Prior to the IPO, the Company's Fidelity Bonus Plan required selected employees to defer a portion of their performance-related compensation. Participants were allowed to invest in alternative investment vehicles which vested over three years. After the IPO, all of the Company's employees under the plan became fully vested and certain employees were paid out in full. Participants who deferred the distribution of their vested amounts will be paid out in accordance with the plan's original distribution schedule. At December 31, 2008, the remaining liability totals approximately $1.4 million and is included in employee compensation and benefits payable on the Consolidated Statement of Financial Condition.

### Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans. Upon becoming a public company, CGI established the 2006 Equity and Incentive Plan (the "2006 Plan"). The 2006 Plan permits the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 4,725,000 shares of common stock. On June 7, 2007, CGI's shareholders approved the 2007 Equity and Incentive Plan (the "2007 Plan"), which permits the grant of options, restricted shares, restricted stock units and other equity and cash based awards to its employees, consultants and directors for up to an additional 1,500,000 shares of common stock. Stock options granted generally vest over two to five year periods and expire seven years from the date of grant. Restricted shares issued generally vest over two to five year periods.

**7. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation (continued)**

CGI measures compensation cost for these awards according to the fair value method prescribed by SFAS 123R. In accordance with the expense recognition provisions of SFAS 123R, unearned compensation associated with share-based awards with graded vesting periods is amortized on an accelerated basis over the vesting period of the option or award.

Effective March 4, 2008, Kim S. Fennebresque, formerly Chairman, President and Chief Executive Officer of CGI, resigned as President and Chief Executive Officer. Mr. Fennebresque resigned as Chairman effective July 15, 2008. In connection with Mr. Fennebresque's resignation, he forfeited, in its entirety, the equity award of 975,000 restricted shares he received in connection with CGI's IPO (the "IPO Award").

In addition, as part of his resignation agreement with the Company, Mr. Fennebresque will continue to vest in the equity awards he received as part of his 2006 and 2007 annual compensation. The fair value of the related shares were remeasured as a result of this vesting modification, and any remaining expense associated with these awards was expensed during 2008, as there is no longer a service period requirement relating to these awards. The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

*Expected term*: Expected term represents the period of time that options granted are expected to be outstanding. The Company elected to use the "simplified" calculation method according to the provisions of SEC Staff Accounting Bulletin No. 107 ("SAB 107"): industry, market capitalization, stage of life cycle and capital structure, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

*Expected volatility*: Based on the lack of sufficient historical data for CGI's shares, CGI based its expected volatility on a representative peer group that took into account the criteria outlined in SAB 107.

*Risk free rate*: The risk-free rate for periods within the expected term of the option is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

*Dividend yield*: GI has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

## 7. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation (continued)

CGI did not issue any stock options to the Company's employees during the year. The following table summarizes the assumptions used in the valuation of the stock options granted on July 12, 2006 in conjunction with the initial public offering:

| | *(In Thousands)* |
|---|---|
| Expected volatility | 31.80% |
| Expected dividends | – |
| Expected term (in years) | 5.25 |
| Risk-free rate | 4.97% |
| Weighted average fair value at grant date | $ 6.11 |

The following table summarizes the Company's stock option activity for the twelve months ended December 31, 2008:

| | Shares Subject to Option | Average Exercise Price/Share (1) | Average Remaining Term | Aggregate Intrinsic Value (2) |
|---|---|---|---|---|
| Balance outstanding at beginning of period | 903,363 | $ 16.00 | – | $ – |
| Options granted | – | – | – | – |
| Options exercised | – | – | – | – |
| Options forfeited | (141,747) | 16.00 | – | – |
| Options expired | (14,309) | – | – | – |
| Balance outstanding at end of period | 747,307 | $ 16.00 | 4.53 | $ – |
| Options exercisable at end of period | 189,226 | $ 16.00 | 4.53 | $ – |

(1) No options were exercised through December 31, 2008.

(2) Based on CGI's closing stock price of $6.36 on December 31, 2008.

During the year ended December 31, 2008, 203,535 stock options with a total fair value at grant date of $1.2 million vested.

**7. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation (continued)**

The following table summarizes the Company's nonvested restricted shares activity for the twelve months ended December 31, 2008:

| | Nonvested Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Balance at beginning of period | 2,958,036 | $ 17.06 |
| Granted | 1,531,297 | 9.56 |
| Vested | (204,774) | 19.14 |
| Forfeited | (1,394,705) | 15.64 |
| Balance at end of period | 2,889,854 | $ 13.62 |

The fair value of restricted stock is determined based on the number of shares granted and the quoted price of CGI's common stock on the date of grant. The total fair value of shares vested during the year ended December 31, 2008 was $1.9 million.

**8. Separation from SG and Other Related Matters**

The Company has an Indemnification Agreement with SG under which; (1) SG will indemnify, and will defend and hold harmless the Company and each of the Company's subsidiaries from and against certain liabilities assumed or retained by SG, and (2) SG will indemnify the Company for known, pending and threatened litigation (including the costs of such litigation) and certain known regulatory matters, in each case, that existed prior to the date of the IPO to the extent the cost of such litigation results in payments in excess of the amount placed in escrow to fund such matters.

The Company entered into an Escrow Agreement with SG and SGASH and a third-party escrow agent. On July 12, 2006, the Company deposited with the escrow agent $72.3 million for the payment of liabilities arising out of the matters for which SG has agreed to indemnify the Company. Subsequent to making this deposit, certain matters covered by the escrow arrangement have been settled and excess reserves related to these settled matters were returned to SGASH. The escrow agent will, when and as directed by SGASH, distribute funds from the escrow account to satisfy specified contingent liabilities for which SG has assumed responsibility should

**8. Separation from SG and Other Related Matters (continued)**

such liabilities become due. Any amounts remaining in the escrow account after final conclusion of the related litigation will be paid to SGASH. SGASH is also entitled to any interest earned on such deposits held in escrow. The balance in the escrow account was $13.0 million as of December 31, 2008.

During 2007, the Company concluded that a receivable recorded on its Consolidated Statement of Financial Condition in the amount of $1.9 million owed to it from SG is in dispute. The receivable had been previously established on the Consolidated Statement of Financial Condition of the Company prior to the time of the IPO as a "Receivable from brokers, dealers and clearing brokers" and reported as such, and has since been reclassified to "Other assets". The Company has been informed that SG currently disputes its obligation to pay the receivable. The Company believes, based on current facts and circumstances and in consultation with counsel, that it holds a valid legal claim to the receivable. Based upon the validity of its legal claim, the Company believes the receivable is realizable. Therefore, no reserves have been established. The Company and SG are continuing to review the matter in an effort to reach a mutually acceptable resolution.

**9. Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased, at fair value consist of the following:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| | *(In Thousands)* | |
| Equity securities | $ 6,556 | $ 3,530 |
| Mutual funds | 1,430 | – |
| Options | 353 | 611 |
| Warrants | 293 | – |
| Total Inventory | $ 8,632 | $ 4,141 |

Securities held by Cowen Funds are included in Equity securities. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement. However, these transactions result in

**9. Securities Owned and Securities Sold, Not Yet Purchased (continued)**

off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

**10. Fair Value Measurements**

The Company adopted the provisions of SFAS 157 on January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

*Equity securities*: Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

**10. Fair Value Measurements (continued)**

*Options*: Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

*Mutual funds*: Mutual funds are valued based on quoted net asset values. All mutual funds trade in active markets and are classified within Level 1.

*Warrants*: Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 2. Warrants in private companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2008:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (In Thousands) | | |
| **Assets** | | | | |
| Equity securities | $ 6,162 | $ 60 | $ 334 | $ 6,556 |
| Options | 353 | – | – | 353 |
| Mutual funds | 1,430 | – | – | 1,430 |
| Warrants | – | 293 | – | 293 |
| | $ 7,945 | $ 353 | $ 334 | $ 8,632 |
| **Liabilities** | | | | |
| Equity securities | $ 3,530 | $ – | $ – | $ 3,530 |
| Options | 611 | – | – | 611 |
| | $ 4,141 | $ – | $ – | $ 4,141 |

There were no transfers out of Level 3 for the year ended December 31, 2008.

## 11. Receivable from and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2008 consist of the following:

| | Receivable | Payable |
|---|---|---|
| | *(In Thousands)* | |
| Clearing brokers | $ 12,814 | $ 69 |
| Fees and commissions | 5,104 | 145 |
| Total | $ 17,918 | $ 214 |

## 12. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2008, the Company had net capital of approximately $69.5 million, which was approximately $68.5 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

## 13. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI. The income tax benefit is presented as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by SFAS 109.

As of December 31, 2008, the Company has income taxes receivable of approximately $2.5 million which is included in taxes receivable on the Consolidated Statement of Financial Condition.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2008 are as follows:

**Deferred Tax Assets, net**

| | |
|---|---|
| Compensation and employee benefits | $ 12,841 |
| Goodwill | 16,517 |
| Legal reserves | 427 |
| Net operating loss | 153 |
| Foreign loss | 1,103 |
| Other | 1,149 |
| Total deferred tax assets | 32,190 |
| Valuation allowance | (29,992) |
| Deferred tax assets, net of valuation allowance | $ 2,198 |

**13. Income Taxes (continued)**

**Deferred Tax Liabilities**

| | | |
|---|---|---|
| Compensation and employee benefits | $ | (24) |
| Demutualization | | (49) |
| Total deferred tax liabilities | $ | (73) |
| | | |
| Deferred tax assets, net of deferred tax liabilities | $ | 2,125 |

The preceding tables do not reflect the tax effect of certain items that are recorded each period directly in Member's equity as prescribed by SFAS 52, *Foreign Currency Translation* ("SFAS 52"). There is no net tax effect of SFAS 52 as the deferred tax benefit of $0.1 million is fully offset by the establishment of a valuation allowance.

The federal deferred tax asset and federal deferred tax liability are included in deferred tax assets on the Consolidated Statement of Financial Condition. The state and local deferred tax asset is reported in deferred tax assets while the state and local deferred tax liability is reported in accounts payable, accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

At December 31, 2008, the net deferred tax asset of $2.2 million consists of a deferred tax asset of $32.2 million offset by a valuation allowance of $30.0 million. A valuation allowance was not recorded against the remaining net deferred tax asset as the Company has the ability to realize such assets. Separately, the Company has deferred tax liabilities of $0.1 million at December 31, 2008.

The Company's single member owner CGI is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York. CGI and its former parent SGAI are currently under examination by the Internal Revenue Service and New York state and city for the period 2004 through 2006. CGI and its former parent SGAI are awaiting final disposition by the Internal Revenue Services Appeals Officer for the period 2001 through 2003 with anticipated result of no increase in tax expense. CGI and SGAI settled the New York state audit for period 2001 through 2004 with no changes to the tax returns as filed during the second quarter of 2008.

**14. Commitments, Contingencies and Guarantees**

**Litigation**

Cowen faces significant legal risks in its businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions Cowen provides concerning strategic transactions. In addition, like most financial institutions, Cowen is often the subject of claims made by current and former employees arising out of their employment or termination of employment with Cowen. Cowen is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business including those described below.

Although there can be no assurances as to the ultimate outcome, Cowen has established reserves for litigation and regulatory matters that it believes are adequate as of December 31, 2008. In addition, in connection with CGI's IPO, it entered into an Indemnification Agreement with SG (the "Indemnification Agreement"), wherein SG agreed to indemnify Cowen for all liability arising out of all known, pending or threatened litigation and arbitrations and certain specified regulatory matters that existed at the time of CGI's IPO. The Indemnification Agreement provides that SG will indemnify Cowen for all known or unknown liabilities, including litigation and related matters, arising from any business conducted by SG or previously conducted by Cowen to the extent that such business is not part of the businesses currently conducted by Cowen. The liabilities for which SG will indemnify Cowen include the costs of legal fees and related expenses incurred in connection with the indemnified matters as well as any settlements or awards. Under the Indemnification Agreement, Cowen has agreed to indemnify SG for all claims made after CGI's IPO to the extent they relate to the businesses currently conducted by Cowen and were not known or threatened at the time of CGI's IPO. All of Cowen's material pending legal proceedings are described below. Certain of these material proceedings, along with certain other immaterial known, pending or threatened litigations and arbitrations, are subject to indemnification by SG under the Indemnification Agreement. Cowen believes that the eventual outcome of the legal actions currently pending against it, including the matters described below, will not, in the aggregate, have a material adverse effect on its financial. The following are summaries of Cowen's most significant pending legal and regulatory matters at December 31, 2008.

**14. Commitments, Contingencies and Guarantees (continued)**

*Lernout & Hauspie Litigation*

*In Rocker Management, L.L.C., et al. v. Lernout & Hauspie Speech Products, N.V., et al.*, Civil Action No. 00-CV-5965 (D.N.J.) filed in the United States District Court for the District of New Jersey ("DNJ"), on December 8, 2000, short-sellers of Lernout & Hauspie Speech Products, N.V. ("L&H") stock allege that Cowen violated federal securities laws and state common law by participating in a scheme to artificially inflate L&H's stock price through its role as underwriter and adviser for L&H on several acquisitions and through its published research on L&H. On April 3, 2001, Cowen filed a motion to dismiss which was denied by the Court and Cowen subsequently filed an answer denying liability. On November 10, 2006, Cowen filed a motion for summary judgment seeking dismissal of all claims. That same day the plaintiffs filed a motion for spoliation sanctions against Cowen in which they sought, alternatively, the striking of Cowen's answer or an adverse jury instruction. On July 12, 2007, the Court denied plaintiffs' motion for spoliation sanctions. On September 24, 2007, the Court denied Cowen's summary judgment motion but granted an interlocutory appeal on certain issues. The parties filed petitions with the United States Court of Appeals for the Third Circuit seeking permission to appeal different aspects of the Court's prior rulings, both of which were denied. On March 18, 2008, Cowen moved for summary judgment for the second time, seeking dismissal of all claims. On April 18, 2008, before the motion was fully briefed, the DNJ denied Cowen's motion without prejudice, subject to renewal of the motion at the completion of discovery. On October 14, 2008, pursuant to the terms of a settlement between the parties, plaintiffs filed with the DNJ a motion to dismiss the litigation against Cowen. On November 6, 2008, the Court granted plaintiffs' motion and entered an order dismissing the litigation against Cowen with prejudice. To the extent that Cowen incurs legal fees, costs or expenses related to this settlement, it will be indemnified by SG.

*In re: Initial Public Offering Securities Litigation*

Cowen is one of many financial institutions named as defendants in a number of putative securities class actions entitled *In re: Initial Public Offering Securities Litigation*, filed in the United States District Court for the Southern District of New York ("SDNY") relating to numerous initial and other public offerings of common stock from approximately 1998 through 2000. The various complaints allege that the underwriters of certain IPOs, including Cowen, made material misrepresentations and omissions to purchasers of the stock sold in the IPOs, thereby inflating the value of the stock. Specifically, the plaintiffs allege that the defendants

**14. Commitments, Contingencies and Guarantees (continued)**

failed to disclose, among other things, the purported existence of improper tie-in and compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of federal securities laws. The district court granted plaintiffs' motion to certify six "focus" cases as class actions. Cowen is a named defendant in four of these "focus" cases. Cowen appealed the class certification decision to the Second Circuit Court of Appeals (the "Second Circuit") and on December 4, 2006, the Second Circuit reversed the SDNY's decision and remanded the matter for reconsideration in light of the Second Circuit's opinion. Plaintiffs petitioned for rehearing and rehearing en banc by the Second Circuit. On December 14, 2006, the SDNY stayed discovery in the consolidated banc. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing en banc. Plaintiffs amended their complaints and revised their class definitions in an attempt to comply with the Second Circuit's December 4, 2006 decision. Defendants in the six focus cases, including Cowen, moved to dismiss the amended complaints in each case and opposed plaintiffs' motion for class certification. On March 26, 2008, the SDNY denied defendants' motion to dismiss the amended complaints. On October 3, 2008, plaintiffs withdrew their motion for class certification without prejudice. To the extent Cowen incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

*Adelphia Communications Corp. Litigation*

Cowen is a named defendant in several litigations relating to Adelphia Communications, a cable company that filed for bankruptcy in June 2002. The complaints generally allege that the Rigas family, who controlled Adelphia, took advantage of Adelphia's assets, including through the use of certain loans, or "co-borrowing facilities," that allowed the family to take more than $3 billion for their private use. Cowen has been named as a defendant in four actions arising out of certain offerings of Adelphia securities in which Cowen participated as a member of the underwriting syndicate. All four actions are pending before the SDNY. The complaints in each of these actions raise a variety of claims arising out of the sale of Adelphia securities, including claims under the federal securities laws.

These actions are generally referred to as the "Adelphia Securities Class Action", "W.R. Huff Asset Management", "Appaloosa", and "Stocke." The SDNY granted Cowen's motion to dismiss all federal securities claims brought against Cowen in the Adelphia Securities Class Action. Thereafter, the financial institution defendants reached a settlement with the plaintiffs. On June 15, 2006, the SDNY preliminarily approved the settlement. A fairness hearing was held

**14. Commitments, Contingencies and Guarantees (continued)**

on November 10, 2006, and the settlement was approved on November 20, 2006. Cowen's share of the settlement is approximately $1.7 million plus interest at 4.37% beginning December 1, 2006 (all of which is covered by the Indemnification Agreement). In November 2006, this amount was placed in an attorneys' escrow account bearing the required rate of interest. On December 8, 2006, a group of class members appealed the order approving the settlement agreement with the class plaintiffs to the Second Circuit. The SDNY also has granted in part, and denied in part, certain motions to dismiss filed by various defendants, including Cowen, in Huff, Appaloosa and Stocke. On April 7, 2008, the Stocke action was dismissed by stipulation and order following a ruling by the Second Circuit that affirmed in all respects Judge McKenna's approval of the class settlement, which ruling is now final. Accordingly, the claims made by all class members who did not opt out, including the Stocke plaintiffs, have been dismissed and released.

In addition, in August 2005, the SDNY denied Cowen's motion to dismiss based on Huff's lack of standing, and subsequently granted leave to file an interlocutory appeal to the Second Circuit of that ruling. The Second Circuit granted Cowen's petition to appeal under 28 U.S.C. § 1292. In December 2008, the Second Circuit held that Huff lacks standing to pursue the claims it had asserted, and remanded the case to Judge McKenna. In January 2009, Judge McKenna issued an order dismissing the Huff case. Huff subsequently moved to vacate the dismissal order, which was denied, and for reconsideration, which was also denied. Thereafter, Huff moved to (among other things) amend the complaint in an effort to overcome the effect of the Second Circuit's ruling. That motion is not yet fully briefed. In addition to the cases in which Cowen has been named as a defendant, it may also face potential liability pursuant to the applicable master agreements among underwriters for any judgments or settlements in other cases involving the Adelphia securities offerings in which Cowen participated. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

Cowen is also one of many defendants in two related adversary proceedings that were originally filed in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). These adversary proceedings were filed by the Official Committee of Unsecured Creditors (the "Creditors' Committee") and the Official Committee of Equity Security Holders (collectively, the "Committees"). Both of these cases raised a variety of common law and federal claims, which were generally similar to the claims asserted in the Adelphia cases described above. With respect to Cowen and other investment banks, the complaints taken together originally set forth claims for violation of the Bank Holding Company Act, equitable disallowance or equitable subordination, breach of fiduciary duty, aiding and

**14. Commitments, Contingencies and Guarantees (continued)**

abetting breach of fiduciary duty, aiding and abetting fraud, gross negligence and breach of contract, among others. Cowen filed motions to dismiss the claims asserted by the Committees, which were granted in part and denied in part, by the Bankruptcy Court in two decisions issued on June 11, 2007 and August 17, 2007, respectively. Cowen appealed to the SDNY those portions of the Bankruptcy Court's June 11, 2007 decision that denied Cowen's motion to dismiss the claims asserted against it by the Creditors' Committee. On January 17, 2008, the SDNY denied Cowen's appeal and affirmed, in part, the June 11, 2007 decision, with the exception of the Bank Holding Company Act claim which was dismissed against Cowen and the other investment banks.

As part of the bankruptcy plan confirmation process, claims by both Committees were assigned to a litigation trust. In October 2007, the trust filed an amended complaint in the SDNY against multiple defendants, including Cowen, in which it repleaded the following claims: aiding and abetting fraud; fraudulent concealment; fraud; equitable disallowance; equitable subordination; and violation of the Bank Holding Company Act (which was dismissed on appeal to the SDNY). On January 4, 2008, Cowen filed an Answer to the Amended Complaint and a joinder to a motion filed by certain investment banks seeking a dismissal of several counts in the Amended Complaint. On June 17, 2008, the SDNY issued an Opinion and Order dismissing certain claims contained in the Amended Complaint, including, without limitation, the equitable disallowance and equitable subordination claims. The SDNY is still considering motions to dismiss additional counts contained in the Amended Complaint that were not disposed of in the June 17, 2008 Opinion and Order. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

*In re: HealthSouth Corporation Bondholder Litigation*

Cowen has been named as a defendant in a purported class action filed in the United States District Court for the Northern District of Alabama on January 8, 2004 as a result of Cowen's predecessor's involvement as one of the initial purchasers in a March 1998 private placement of debt securities issued by HealthSouth Corporation, which were subsequently exchanged for materially identical registered securities. The complaint alleges that the offering materials for the private placement and the registration statement in the associated offering violated federal securities laws by failing to disclose HealthSouth's subsequently revealed accounting irregularities. On June 8, 2006, the District Court, among other things, dismissed the claims

**14. Commitments, Contingencies and Guarantees (continued)**

arising out of the March 1998 private placement (the only claims against Cowen). On August 21, 2006, following plaintiffs' subsequent submission of amendments to the complaint, the District Court so-ordered a stipulation and order dismissing all amended counts against Cowen. The dismissal is not yet a "final" judgment from which an appeal may be taken by plaintiffs. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

*Madden Litigation*

On June 28, 2006, a group of approximately 60 medical doctors filed a lawsuit against Cowen in San Francisco Superior Court. Plaintiffs allege that Cowen negligently rendered a fairness opinion in 1998 in connection with the acquisition of Orange Coast Managed Care Services and St. Joseph Medical Corporation by FPA Medical Management, Inc. ("FPA"). According to the complaint, plaintiffs received restricted FPA stock as consideration in the sale and, shortly after the acquisition, FPA went bankrupt, rendering the stock worthless. On August 14, 2006, Cowen removed the case to the United States District Court for the Northern District of California (the "NDCA"). On August 17, 2006, Cowen filed a motion to dismiss the complaint. Plaintiffs sought a remand to state court. On March 18, 2007, the Court granted Cowen's motion to dismiss, with leave to replead, and denied plaintiffs' move to remand. By stipulation and order dated April 20, 2007, the Court directed entry of a final judgment dismissing the complaint with prejudice. On May 17, 2007, plaintiffs filed with the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), a Notice of Appeal of the District Court's dismissal. On November 21, 2008, the Ninth Circuit heard oral argument on Plaintiffs' appeal, and on February 11, 2009, it issued an opinion vacating the NDCA's judgment and remanding the matter back to state court. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

*WorldSpace Litigation*

Cowen is named as an underwriter defendant in several putative securities class actions brought in the SDNY in 2007. In all of the cases brought to date, plaintiffs seek to recover for losses allegedly caused by misrepresentations and omissions in connection with the August 4, 2005 IPO of WorldSpace, Inc., a satellite-radio provider. The complaints allege that the WorldSpace prospectus referenced a subscriber count that improperly included subscribers who had stopped paying for the service and failed to disclose that WorldSpace lacked the internal systems

**14. Commitments, Contingencies and Guarantees (continued)**

necessary to accurately determine the number of subscribers to its service. On June 21, 2007, the SDNY issued an order consolidating the actions and appointing a lead plaintiff. The consolidated amended complaint was filed on August 9, 2007. On October 9, 2007, Cowen filed a motion to dismiss the consolidated amended complaint which was denied by the SDNY on July 21, 2008. On August 25, 2008, Cowen filed an answer to the consolidated amended complaint. On October 17, 2008, WorldSpace filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware.

*China Sunergy Litigation*

Cowen is named as one of several underwriter defendants in two cases filed in the SDNY in 2007. Plaintiffs in both cases seek to recover for losses allegedly caused by misrepresentations and omissions in the May 17, 2007 IPO of China Sunergy Co. Ltd ("China Sunergy"). Principally, the complaints allege that China Sunergy's prospectus failed to disclose that China Sunergy was having difficulty obtaining sufficient raw materials to achieve its revenue objectives, and also failed to disclose that China Sunergy would likely face a loss in the second quarter of 2007. On September 29, 2008, the SDNY appointed a lead plaintiff. On December 5, 2008, the lead plaintiff filed a consolidated amended complaint, and on January 26, 2009, defendants filed a motion to dismiss that complaint.

*BigBand Litigation*

Cowen is one of five underwriter defendants named in putative securities class actions filed during 2007 in the NDCA (collectively, the "Federal Securities Actions") and the Superior Court for the State of California, County of San Francisco (the "State Securities Action") relating to the March 15, 2007 IPO of BigBand Networks, Inc ("BigBand"). The complaints in each of these actions set forth claims under the federal securities laws and allege generally, among other things, that BigBand's Registration Statement and Prospectus contained material misrepresentations or omissions with respect to BigBand's growth plan, projections and internal controls. Defendants removed the State Securities Action to the NDCA, pursuant to a notice of removal filed on January 2, 2008. Plaintiffs moved to remand that action back to the Superior Court for the State of California and on June 16, 2008, the NDCA granted that motion. Thereafter, all defendants moved to stay the State Securities Action pending resolution of the Federal Securities Actions, and on August 11, 2008, the Superior Court for the State of California granted defendants' motion.

**14. Commitments, Contingencies and Guarantees (continued)**

On May 30, 2008, after the Federal Securities Actions were consolidated and lead plaintiff was appointed, plaintiffs in the Federal Securities Actions filed a Consolidated Amended Complaint. On August 8, 2008, Cowen filed a motion to dismiss the consolidated amended complaint and that motion is currently fully briefed before the NDCA. The court's hearing on the motion to dismiss is scheduled for May 5, 2009.

*Opnext Litigation*

Cowen is one of five underwriters named as defendants in two cases filed in March 2008 in the DNJ, relating to the February 14, 2007 IPO of Opnext, Inc. ("Opnext"). Both complaints assert claims against the underwriters under federal securities laws and allege generally that the financial statements in the registration statement and prospectus contained materially false and misleading statements and omissions, which resulted in the financial statements being restated by Opnext due to an error in the valuation of inventory consigned to one of its contract manufacturers. On June 30, 2008, the DNJ appointed a lead plaintiff, and on July 30, 2008, the lead plaintiff filed a consolidated class action complaint. The underwriter defendants filed an answer and affirmative defenses to the consolidated complaint on October 21, 2008. On January 30, 2009, the DNJ entered an order referring the matter to non-binding mediation and staying any further discovery in the litigation until April 30, 2009.

*Global Cash Litigation*

On August 18, 2008, Cowen was named as a defendant, along with several other underwriters, in a consolidated complaint filed in the SDNY relating to the September 22, 2005 initial public offering and subsequent secondary offering of Global Cash Access Holdings, Inc. ("GCA") common stock. The consolidated complaint alleges generally that the registration statements and prospectuses for the GCA IPO and secondary offering were false and misleading and failed to disclose, among other things, that GCA incorrectly calculated the amount of commissions payable to GCA's customers and that GCA's financial statements understated the company's expenses and overstated net income for 2005 and 2006. On September 18, 2008, the SDNY granted a motion made by certain defendants to transfer venue of the case to the United States District Court for the District of Nevada ("DNV"). On October 14, 2008, GCA moved to consolidate the recently transferred case with a derivative lawsuit already pending in the DNV arising from the same set of facts as set forth in the consolidated complaint. On December 11, 2008, the DNV granted that motion for pre-trial purposes. On November 14, 2008, the underwriter defendants moved to dismiss the consolidated amended complaint and that motion is now fully briefed. The DNV has not yet scheduled a date for oral argument.

**14. Commitments, Contingencies and Guarantees (continued)**

*Regulatory Inquiries and Investigations*

In addition to the civil litigation matters described above, Cowen is also involved in a number of regulatory inquiries and investigations, which, except as noted below, are not covered by the Indemnification Agreement. The most significant regulatory matters are as follows:

- The SEC commenced an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former Managing Director and proprietary trader in the former equity derivatives division of SGCSC (which is now part of SGAS, a former affiliate), who was terminated by Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity ("PIPEs"). Cowen received a Wells Notice in July 2004, and submitted a response in August 2004. In July 2007, SGAS informed Cowen that it will agree to be the named corporate respondent under the terms of a potential settlement it was discussing with the staff of the SEC. On February 13, 2009, the SEC announced that it had entered into a definitive settlement with SGAS and one of its employees with respect to the proprietary trading activities of Mr. Pollet. To the extent that Cowen incurs legal fees, costs or expenses related to this settlement, it will be indemnified by SG.

- Cowen has provided various data and information to the NASD (now known as FINRA) in response to its request for information as part of an industry-wide "sweep" relating to gifts, gratuities and entertainment policies, practices and procedures. In addition, Cowen has also received a subpoena for documents and information from the SEC, and additional requests for information from FINRA, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of Cowen's error accounts primarily involving an unaffiliated mutual fund company. In the fourth quarter of 2007, FINRA requested additional documentation, including emails, from Cowen, took sworn testimony from certain of Cowen's current and former employees, and engaged Cowen in discussions regarding the scope and conduct of the investigation relating to the use of error accounts. On July 31, 2008, Cowen received a Cautionary Action letter from FINRA indicating that it found certain deficiencies during its review but did not intend to take any disciplinary action against Cowen. FINRA continues to review Cowen's use of certain error accounts. Cowen is cooperating fully with the continuing investigations.

**14. Commitments, Contingencies and Guarantees (continued)**

- Cowen received requests for documents and information from the SEC's Office of Compliance Inspections and Examinations seeking documents and certain financial and other information concerning, among other things, Cowen's various trading desks, institutional sales team and internal accounts, including error accounts, and related compliance procedures. Cowen is cooperating fully with this inquiry.

**Leases**

The Company's headquarters is located in New York and other offices are located in Boston, San Francisco, Cleveland, Chicago, Atlanta and Dallas. Certain office space is leased under operating leases that extend up to 2015. In addition, certain lease agreements are subject to escalation clauses. Under the terms of the Boston office lease, which expires on November 30, 2014, there is a five year extension option which would allow the Company to extend the lease through November 30, 2019. As of December 31, 2008, the Company's annual lease commitments related to these agreements are as follows:

| | *(In Thousands)* |
|---|---|
| 2009 | $ 8,782 |
| 2010 | 8,880 |
| 2011 | 8,860 |
| 2012 | 8,826 |
| 2013 | 7,473 |
| Thereafter | 4,004 |
| Total | $ 46,825 |

**14. Commitments, Contingencies and Guarantees (continued)**

**Guarantees and Indemnifications**

The Company has outsourced certain information technology services to Hewlett-Packard Company, Savvis Communications Corporation and Royalblue Financial Corporation. The agreements are in place until 2010. As of December 31, 2008, the Company's annual minimum guaranteed payments under these agreements are as follows:

| | *(In Thousands)* |
|---|---|
| 2009 | $ 10,949 |
| 2010 | 4,568 |
| Total | $ 15,517 |

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *"Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others"* ("FIN 45") which provides accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying Consolidated Statement of Financial Condition for these arrangements.

**14. Commitments, Contingencies and Guarantees (continued)**

The Company has an irrevocable Letter of Credit for $5.0 million, expiring on December 1, 2009, which supports obligations under Cowen's Boston office lease. The Company also has two additional irrevocable Letters of Credit, the first of which is for $100 thousand, expiring on July 26, 2009, supporting Cowen's workers' compensation insurance with Safety National Casualty Corporation, and the second of which is for $57 thousand, expiring on November 14, 2009, supporting a Stamford office lease. To the extent any Letter of Credit is drawn upon, interest will be assessed at the prime commercial lending rate. Each of these Letters of Credit provide for automatic annual renewals, at the Company's option, on their expiration dates. As of December 31, 2008, there were no amounts due related to these Letters of Credit.

**15. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments**

The Company engages in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. A substantial portion of our transactions are executed with and on behalf of institutional investor clients including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. The Company's principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our clearing agreement, the Company is required to reimburse its clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations with respect to a transaction executed by the affiliate as a clearing agent. The Company seeks to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Securities sold, not yet purchased are recorded as liabilities on the Consolidated Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2008.

**15. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)**

The Company uses options for proprietary trading activities and to economically hedge proprietary trading positions. Options are stated at fair value which is based on current market prices. The options are included in securities owned and securities sold, not yet purchased on the Consolidated Statement of Financial Condition with a fair value of $0.4 million and $0.6 million, respectively, as of December 31, 2008. The Company also holds warrant positions. Warrants are initially received in connection with certain private placement transactions. The warrants are included in securities owned on the Consolidated Statement of Financial Condition, with a fair value of $0.3 million, as of December 31, 2008. Substantially all of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at fair value. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

# Consolidated Statement of Financial Condition

Cowen and Company, LLC
December 31, 2008
With Report of Independent Registered Public Accounting Firm